Part II: Activities of the Broker-Dealer Operator and its Affiliates

  Item 5: Other Products and Services

    a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

        X Yes   D No

        If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

        BOATS provides all market data to Blue Ocean Technologies, LLC ("BOT") - the parent company of the ATS operator. BOT manages and distributes all BOATS market data that Subscribers, ~~Sponsored Access Clients,~~ and Third-Party Distributors receive. Third-Party Distributors include vendors, service bureaus or service providers that consume or redistribute market data. Subscribers and non-Subscribers can receive the market data feed. Non-Subscribers that receive the market data feed include Third-Party Distributors. BOT distributes and disseminates real-time market data and does not offer any delayed market data services. Market data content that is disseminated to Subscribers, ~~Sponsored Access Clients,~~ and Third-Party Distributors does not contain any CTI. Any CTI contained in the creation of market data is anonymized by BOATS before being dissemination by BOT to Subscribers, ~~Sponsored Access Clients,~~ and Third-Party Distributors. For more information, please see Part III, Item 15 and Part III, Item 19.

Part III: Manner of Operations

Item 3: Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

X Yes D No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

A Subscriber can be excluded from the ATS if the Subscriber no longer satisfies the eligibility requirements for acceptance as a Subscriber.

Additionally, the operation of the ATS is continuously monitored by the ATS's trading operations team ("Trading Operations") to ensure the smooth and correct functioning of the system as well as adherence to the ATS's operating procedures and the applicable securities rules and regulations. Trading Operations can monitor order entry port status, order acknowledgement latency, and market data quality, in addition to detailed metrics on order entry rates, open and executed exposures, and executed volumes. Trading Operations monitors to determine whether Subscribers are sending orders in excess of 100 orders per second or a single order with notional value greater than $5 million. Any orders entered in excess of these limits is rejected by the ATS and Subscribers~~/Sponsored Access Clients~~ are reminded of the limits.

In addition to real-time monitoring, Trading Operations reviews any anomalies in the activities of the ATS using end-of-day reports. These reports include T+1 clearing breaks and same entity crosses. In the event one of the preceding occurs, Trading Operations may, among other actions, halt the activity of a Subscriber or set of Subscribers and/or an NMS Stock or set of NMS Stocks in order to contain the impact of a problem while pursuing a resolution.

BOATS may also exclude a Subscriber from trading on the ATS if the Subscriber breaches the written standards as outlined in Part III, Item 2(b). ~~BOATS may also exclude a Subscriber's Sponsored Access Client(s) from trading on the ATS through the Subscriber if the Sponsored Access Client(s) breaches the Subscriber Agreement.~~

Item 4: Hours of Operations

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

BOATS operating session is overnight from 8:00 p.m. ET to 4:00 a.m. ET, dependent on the availability of the NYSE Trade Reporting Facility (“TRF”) to report trades the following trading day. For example, the ATS operates on Sunday evening from 8:00 p.m. ET until 4:00 a.m. ET on Monday. However, BOATS does not conduct a trading session on Fridays from 8:00 p.m. ET to 4:00 a.m. ET Saturdays because the TRF is not available to report trades on Saturday. Likewise, there is no trading session on Christmas Eve because the TRF is not open on Christmas, but BOATS may operate in its overnight trading session beginning on Christmas night if the TRF is open and available for trade reporting on the following day.

On the days of operation, Subscribers~~/sponsored access clients~~ may submit test orders to the ATS at 6:15 p.m. ET, and bona-fide orders are accepted at 8:00 p.m. ET. Matching occurs on a price-time priority basis during BOATS operating hours from 8:00 p.m. ET to 4:00 a.m. ET. At 4:00 a.m. ET, BOATS no longer accepts orders, however matching may still occur

after 4:00 a.m. ET while BOATS clears any resting orders in the order book. Trades executed during BOATs overnight session are reported to the TRF before 8:05 a.m. ET following the hours of operation.

Item 5:   Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

X Yes   **D** No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

General Operation of the ATS

Subscribers access BOATS via a Financial Information Exchange ("FIX") connection. Such access is available to Subscribers through an internet protocol address via communications that are compliant with the FIX API provided by the ATS. BOATS and MEMX support FIX 5.0 and Simple Binary Encoding.

~~Sponsored Access Clients access BOATS through their sponsoring Subscriber.~~ BOATS only accepts orders via FIX. It does not accept orders via telephone, email, instant message, or other form of communication.

BOATS does not route orders away from the ATS; BOATS does not support the routing of orders to any other venue.

Item 7:   Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v.   whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Order Types

BOATS only accepts limit day orders ("orders"). An order that is posted on the ATS and immediately executed (matched with a contra interest) against an order that was previously posted on the ATS is referred to as a "marketable" order; the order that was previously posted on the ATS is referred to as a "resting" order.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER A and ORDER B are "resting" orders i.e., they are posted on the ATS and they are awaiting a contra interest;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 500 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) @ $10 at 11:02 p.m. against resting ORDER A;

ORDER C is a marketable order

ORDER B remains resting on the ATS and will be held on the ATS until the end of the session, until the order is canceled, or until it is executed (matched with a contra interest)

All orders on the ATS order book are canceled at the end the trading session.

The only time-in-force instruction accepted by the ATS is DAY.

Routing
Orders are not routed away from BOATS. Message Priority
Incoming orders and related messages e.g., cancellations, etc. are processed in the order in which they are received by the ATS.

Match Priority

Orders are time-stamped to the millisecond by the ATS upon receipt, as are cancel/replaces. Orders are matched by the ATS on a price/time priority basis.

The orders of a Subscriber/Sponsored Access Client that enters both buy and sell orders in the same NMS Stock into the ATS are matched against each other, but only if there is not an existing order on the order book at the same or a better price. For example, assume the ATS receives the following orders:

- ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $15.10 at 11:00 p.m.;

- ORDER B: tagged with identifier CLIENT2, a LIMIT DAY buy order to buy 550 shares of ABC @ $15.10 at 11:01 p.m.;

- ORDER C: tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 600 shares of ABC @ $15.10 at 11:02 p.m.;

- ORDER D: tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 100 shares of ABC @ $15.10 at 11:03 p.m.; and

- ORDER E: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 800 shares of ABC @ $15.10 at 11:04 p.m.

Because the ATS's Operating Hours (8 p.m. ET to 4 a.m. ET) are after the Core Market Hours (9:30 a.m. ET to 4 p.m. ET, Monday through Friday), trades executed on the ATS are not priced according to, and do not relate to the NBBO, which is not available during the Operating Hours.

All orders entered into BOATS are considered firm orders. An order is actionable and eligible for execution at any time until such order has expired by its terms, is canceled, or is executed and, when executed, is binding on the Subscriber placing the order (executed orders entered by Sponsored Access Clients are binding against the Subscriber providing sponsored access because BOATS' contractual relationship is with the Subscriber providing sponsored access, not the Sponsored Access Client). Subscribers/Sponsored Access Clients may cancel their pending orders at any time before execution at their discretion.

A reduction in an order's size through a cancel/replace instruction does not affect the order's original time priority. Changes that increase an orders size cause the order to lose priority to existing orders at the same price and result in a new time priority. A change in an order's price, however, results in a new time priority being assigned to the order.

Orders are rejected if they contain instructions or order attributes that are not supported by the ATS, such as an invalid stock symbol. Subscribers are also subject to pre-trade credit and risk controls to prevent certain orders from reaching the ATS. Each Subscriber is subject to a daily notional value limit, a maximum notional value per order, a maximum quantity per order, a maximum number of orders per second, and a maximum number of duplicate orders (same ticker symbol, size, side, order type and price). The CCO or his or her designee determines the limits for each Subscriber based on a credit risk assessment before the Subscriber is permitted to commence trading on the ATS. These controls reject Subscriber orders that exceed pre-set credit thresholds or that contain a sub- penny price, among others.

Required Fields
- Sending time (Time of order creation expressed in UTC)
- Client Order ID (unique identifier per order/per session)

- Side (Buy, Sell, Sell Short, Sell Short Exempt)
- Symbol
- Time In Force = DAY
- Order Type = Limit
- Price

Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

On the days of operation, Subscribers/sponsored access clients may submit test orders to the ATS at 6:15 p.m. ET, and bona-fide orders are accepted at 8:00 p.m. ET. Matching occurs on a price-time priority basis during BOATS operating hours from 8:00 p.m. ET to 4:00 a.m. ET.

BOATS begins matching orders, based on the terms of the orders in its order book, at 8:00 p.m. ET. BOATS employs a 20% price band during its trading session. Orders entered into the ATS prior to the beginning of, and during the trading session that are priced at more than 20% away from the reference price for that NMS Stock, the ATS rejects the order. Orders are prioritized based on the price and time of entry of such orders into the ATS. Once an order has been submitted the ATS matches it with a matching contra order submitted to the ATS, generally on a price/time priority basis.

Because the ATS does not operate during Core Market Hours, it is not impacted by trading halts in an NMS Stock during Core Market Hours. If trading in an NMS Stock that trades on BOATS is halted as of the close of the exchange trading day the ATS does not trade that NMS Stock during its immediately following trading session.

If trading in an NMS Stock is halted on BOATS during the ATS's trading session, the ATS notifies its Subscribers of the halt (Subscribers must inform their Sponsored Access Clients of the halt). The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading. Such orders are automatically cancelled based on a configuration in Subscribers' FIX connections. Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders (Subscribers must provide this notification to Sponsored Access Clients). Those orders are matched based on the price/time priority rules of BOATS.

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

X Yes   **☐** No

If no, identify and explain any differences.

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

All orders on the ATS order book are canceled at the end the trading session. Thus, there are no unexecuted orders from the close of the ATS's prior trading session when BOATS begins its regular trading at 8:00 p.m. ET. Because BOATS does not operate during Core Market Hours, exchange trading halts do not impact trading on the ATS unless such a trading halt remains in effect upon the close of Core Market Hours. If trading in a particular NMS stock is halted on an exchange as of the close of trading, the ATS does not trade that NMS Stock during its immediately following overnight trading session, as discussed in Part III, Item 7.If trading in an NMS Stock is halted on BOATS during its Operating Hours, the ATS notifies its Subscribers of the halt(Subscribers must inform Sponsored Access Clients of the halt). The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading. Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders (Subscribers must provide this notification to Sponsored Access Clients). Those orders are matched based on the price/time priority rules of BOATS.

d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?

X Yes   **D** No

If no, identify and explain any differences.

e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?

D Yes   **X** No

If yes, identify and explain the differences.

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

BOATS operates a fully automated electronic limit order book that continuously matches orders to buy or sell NMS Stocks. All NMS stocks are eligible to trade on the ATS, unless otherwise notified on the Blue Ocean ATS website, https://blueocean-tech.io/blue-ocean-ats-service-status/. All orders submitted to the ATS are firm, and are eligible for automatic execution by the system, consistent with the instructions and conditions indicated on the order as submitted by Subscribers/~~Sponsor Accessed Clients~~. Matching occurs on a price-time priority basis. BOATS operating hours are 8:00 p.m. ET to 4:00 a.m. ET, as discussed in Part III, Item 4(a).

Subscribers/~~Sponsored Access Clients~~ generate orders in securities eligible for trading on the ATS and send these orders electronically to the BOATS FIX order gateway ("Gateway"). The Gateway directs all orders to the BOATS matching engine. The BOATS matching engine operates on a server in Equinix NY4 data center. Equinix maintains the server in a locked "cage" that is accessible only by such personnel as indicated in Part II, Item 7.

The MEMX licensing agreement is with BOT. BOT then provides all technology or software, including technology from MEMX, used to operate the ATS to BOATS, including the matching engine. Shared employees of the parent company and BDO, as outlined in Part II, Item 6(a), work with MEMX technology and operations personnel to maintain these systems, pursuant to the licensing agreement.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

X Yes   **D** No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Matching - The ATS accepts only orders from Subscribers ~~(Sponsored Access Clients may~~

~~submit orders to the ATS through their sponsoring Subscriber)~~. The ATS matches orders solely in accordance with the terms of those orders; BOATS does not have any discretion to change the terms of an order that a Subscriber~~/ Sponsored Access Client~~ enters. During its Operating Hours, the ATS matches orders in its order book on price-time priority basis. Orders retain their priority after partial fills. Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for OATS and CAT reporting purposes.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $10 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

Locked or Crossed Markets - All orders entered during the Operating Hours reside only on the BOATS order book. A buy order priced at or above the best offer, or sell order priced at or below the best bid, therefore result in executions, not locked or crossed markets.

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 1000 shares of ABC @ $9 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) for 500 shares of ABC @ $10 at 11:02 p.m. against resting ORDER A;

The remaining (unexecuted) 500 shares of ORDER C remain on the ATS offered @ $9 at 11:02 p.m., and ORDER B's sell order to sell 500 shares of ABC @ $11 remains on the ATS at 11:02 p.m.;

Both ORDER C and ORDER B are resting orders on the ATS at 11:02 p.m.

The reference price for the trading session is the last national securities exchange print, post session, as of 7:30 p.m. ET.

Execution Errors - Blue Ocean ATS, LLC has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades" and handles Subscriber and ATS errors in the same manner. Each potential error situation is evaluated by the Managing Director and/or CCO or designated Trading Operations personnel on a case-by-case basis to determine whether a trade execution should be busted. A transaction executed on the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by 26% for NMS Stocks priced greater than $50; 30% for NMS Stocks priced greater than $25 and up to and including $50; and 40% for NMS Stocks priced greater than $0 and up to and including $25. The reference price for the clearly erroneous policy is the most recent transaction effected on the ATS.

Order Entry Restrictions - The ATS does not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). Consistent with Rule 612 of Regulation NMS under the Exchange Act, the minimum price increment for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and
$0.0001 for orders priced below $1.00. Orders received with price increments below the preceding are rejected. Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

X Yes   D No

If no, identify and explain any differences.

Item 15: Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?

D Yes   X No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

X Yes   D No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

The direct market data feeds deliver market data during the operating hours of the ATS (8:00 p.m.- 4:00 a.m. EDT).

Recipients of the BOT direct market data feed, including Subscribers and Third-Party Distributors, are able to integrate the market data feed directly into their order or execution management systems. Third-Party Distributors include vendors or service providers that consume or redistribute market data. BOT provides market data that includes Top of Book, Last Sale, and Full Depth of Book feeds for all symbols traded on the ATS during the operating hours of the ATS. Recipients of the market data receive all the feeds.

Recipients of direct market data feeds are NOT required to be a Subscriber or Sponsored Access

~~Client~~ of BOATS. BOT also utilizes MEMX Technology, as described in Part III Item 11(a), to transmit direct market data feeds from the BOATS data center in EquinixNY4.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

BOATS charges Subscribers a per-executed-share-fee for shares executed on the NMS Stock ATS. Blue Ocean ATS charges fees based on the following schedule:

1) Early Adopters (Subscribers who were participants of the ATS as of its first operating session):
   i.   For adding liquidity, there is a rebate of $.0006
   ii.   For taking liquidity, the charge is $.0014 - $.0015

2) Standard Pricing:
   i.   For adding liquidity, there is a rebate of $.0006
   ii.   For taking liquidity, the charge is $.0020

3) For stocks below $1.00:
   i.   There is no rebate for adding liquidity
   ii.   The fee for taking liquidity is $.0030 of total dollar volume (i.e. 0.0030%, thirty basis points)

BOT leverages Third-Party Distributors to deliver market data to recipients. BOT charges Subscribers ~~and Sponsored Access Clients~~ for market data. Depending on setup costs, recurring fees, and technology integration costs, BOT incurs costs to fully integrate its direct market data feed into the Third-Party Distributors platform. BOT charges $12,500 for the Third-Party Distributors and charges $5,000 for receiving market data directly from BOT (i.e., Subscribers ~~and Sponsored Access Clients~~ (see Part II, Item 5 and Part III, Item 15).